FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of July 2008
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                                   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

Table of Contents

(1)	Press Release, “Dr. Reddy’s signs global distribution agreement with Albemarle Corporation for Ibuprofen API,” July 8, 2008.

(2)	Press Release, “Dr. Reddy’s Annual Report on FORM 20-F for year ended March 31, 2008 available on the company’s website,” July 18, 2008.

(3)	Press Release, “Dr. Reddy’s Q1 FY09 Revenue at Rs. 15,038 million; EBITDA at Rs. 2,710 million, PAT at Rs. 1,346 million,” July 21, 2008.

(4)	Press Release, “Dr. Reddy’s Laboratories Limited invests in Perlecan Pharma Private Limited by acquiring shares of Joint Venture Partners,” July 30, 2008.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Hyderabad, India, July 08, 2008
Dr. Reddy’s signs global distribution agreement with Albemarle Corporation for Ibuprofen API
Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has signed a global distribution agreement for Ibuprofen API with Albemarle Corporation (NYSE: ALB), a US-based specialty chemicals company. The agreement shall come into effect immediately.
As per the agreement, Albemarle shall supply Ibuprofen API from its Orangeburg Plant in South Carolina, US to Dr. Reddy’s for distribution to its global client base. Further terms of the agreement were not disclosed at this moment.
Ibuprofen is used for the management of pain, fever, and inflammation and its market size is estimated at US$ 2.24 billion globally.
About Dr. Reddy’s
Dr. Reddy’s Laboratories was established in 1984 in Hyderabad, India, and is a global pharmaceutical company with proven research capabilities. Dr. Reddy’s conducts research in the areas of diabetes, obesity, cardiovascular diseases, anti-infectives, and inflammation. The India based company produces finished dosage forms, active pharmaceutical ingredients, and biotechnology products which are marketed globally, with a focus on India, US, Europe, and Russia. ( www.drreddys.com )
About Albemarle
Albemarle Corporation, headquartered in Baton Rouge, Louisiana, US, is a leading global developer, manufacturer and marketer of highly engineered specialty chemicals for consumer electronics; petroleum and petrochemical processing; transportation and industrial products; pharmaceuticals; agricultural products; and construction and packaging materials. The Company operates in three business segments-Polymer Additives, Catalysts and Fine Chemicals-and serves customers in approximately 100 countries. It is one of the largest producers of Ibuprofen in the world. (www.albemarle.com)
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Investor Relations:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Hyderabad, India, July 18, 2008
Dr. Reddy’s Annual Report on FORM 20-F for year ended March 31, 2008 available on the company’s website
Dr. Reddy’s Laboratories Limited (NYSE: RDY) announces that the company’s annual report on Form 20-F for the year ended March 31, 2008 is available on its website – http://www.drreddys.com/investors/pdf/Fiscal2008Form20F.pdf and can be accessed by selecting ‘SEC Filings’ under the ‘Investors’ menu. ADS holders also have the ability to receive a hard copy of the company’s complete audited financial statements free of charge upon request.
About Dr. Reddy’s
Dr. Reddy’s Laboratories (NYSE: RDY) is a global, vertically integrated pharmaceutical company with a presence across the value chain, producing and delivering safe, innovative, and high quality finished dosage forms, active pharmaceutical ingredients and biotechnology products, which are marketed to over 100 countries including US, Europe, Russia, India and China.
The Company conducts NCE drug discovery research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer. Its drug discovery effort is carried out at its research facilities in Atlanta, USA, and in Hyderabad, India. For more details visit (www.drreddys.com)
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Investor Relations:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Hyderabad, India, July 21, 2008
Dr. Reddy’s Q1 FY09 Revenue at Rs. 15,038 million; EBITDA at Rs. 2,710 million, PAT at Rs. 1,346 million
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the quarter ended June 30, 2008.
Q1 FY09 Key highlights
•	Revenues increase by 25% to Rs. 15 billion ($350 million) in Q1 FY09 from Rs. 12 billion ($279 million) in Q1 FY08.

•	EBITDA at Rs. 2.7 billion ($63 million) in Q1 FY09 as against Rs. 2.9 billion ($68 million) in Q1 FY08.

•	PAT at Rs. 1.3 billion ($31 million) in Q1 FY09 as against Rs. 1.8 billion ($43 million) in Q1 FY08.

•	Revenues from Global Generics business increase by 25% to Rs. 10.3 billion ($241 million) in Q1 FY09 from Rs. 8.3 billion ($192 million) in Q1 FY08. Growth driven by key markets of North America, Russia and Germany.
o	Revenue growth of 62% in North America driven by a combination of volume growth in key existing products, new product launches in the last 12 months and acquisition of Shreveport facility.

o	Revenue growth of 20% in Germany; significant improvement in supply situation drives volume growth.

o	Revenue growth of 21% in Russia driven by key brands of Nise, Ketorol and Cetrine.
•	Revenues from Pharmaceutical Services & Active Ingredients (PSAI) increase by 27% to Rs. 4.6 billion ($107 million) in Q1 FY09 as against Rs. 3.6 billion ($85 million) in Q1 FY08.

•	Combined revenues from the 3 acquisitions at Rs. 494 million ($11.5 million).

•	During the quarter, the company launched 26 new generic products, filed 20 new generic product registrations and filed 11 DMFs globally.

 All figures in millions, except EPS
All dollar figures based on convenience translation rate of 1USD = Rs 42.93
Extracted from the Unaudited Income Statement for the quarter ended June 30, 2008

	Q1 FY 09			Q1 FY 08
Particulars	($)	(Rs.)%		($)	(Rs.)	(%)	Growth %

Total Revenues	350	15,038	100	279	11,983	100	25
Cost of revenues	174	7,475	50	138	5,914	49	26
Gross profit	176	7,563	50	141	6,069	51	25
Selling, General & Administrative Expenses	109	4,698	31	73	3,131	26	50
R&D Expenses (1)	24	1,050	7	19	806	7	30
Amortization Expenses	9	391	3	8	351	3	12
Foreign Exchange (gain)/loss, net	(3)	(147)	(1)	(7)	(285)	(2)	(49)
Other operating (income)/expense net	(1)	(29)	(0)	0	1	0	—
Operating Income	37	1,598	11	48	2,065	17	(23)
Equity in (loss)/income of affiliates, net	0	0	0	(0)	(4)	(0)	—
Other income/(expenses), net	(0)	(10)	(0)	(1)	(57)	(0)	(83)
Income before income taxes and minority interest	37	1,589	11	47	2,004	17	(21)
Income tax (expense)/benefit	(6)	(242)	(2)	(4)	(181)	(2)	34
Minority interest	—	—	0	0	3	0	—
Net income	31	1,346	9	43	1,825	15	(26)
DEPS	0.19	7.97		0.25	10.82
Exchange rate		42.93			42.93

Key Balance Sheet Items	As on 30 June 08		As on 31st March 08
Cash and cash equivalents	87	3,724	173	17,421
Investment in securities (current & non-current)	76	3,268	111	4,756
Borrowings from banks (Short+Long)	443	19,036	455	19,542
Accounts receivable, net of allowances	206	8,857	159	6,823
Inventories	304	13,042	259	11,133
Property, plant and equipment, net	448	19,221	391	16,765

1.	Reimburesement of expenses from Perlecan Pharma Private Limited of nil in Q1 FY09 as against Rs. 31 million in Q1 FY08.

SEGMENTAL ANALYSIS
Global Generics
•	Revenues from Global Generics business at Rs. 10.3 billion ($241 million) in Q1 FY09 as against Rs. 8.3 billion ($192 million) in Q1 FY08. YoY growth of 25% driven by key markets of North America, Russia and Germany.

•	Revenues from North America at Rs. 2.8 billion ($66 million) in Q1 FY09 as against Rs. 1.8 billion ($41 million) in Q1 FY08.
o	YoY growth of 62% driven by a combination of volume growth in key existing products, new product launches in the last 12 months and acquisition of Shreveport facility.

o	Revenue from Shreveport facility at Rs. 313 million ($7 million) over two months.

o	Revenue from new product launches at Rs. 56 million in Q1 FY09; 4 new products (including 1 OTC product) launched in Q1 FY09.

o	Revenue from OTC products for Q1 FY09 at Rs. 231 million.

o	During the quarter, the Company filed 4 ANDAs taking the total filings to 126. Total of 72 ANDAs pending at the USFDA addressing innovator sales of $48 billion as per IMS December 2007.
•	Revenues from Europe at Rs. 2.9 billion ($67 million) in Q1 FY09 as against Rs. 2.6 billion ($60 million) in Q1FY08.
o	Revenues from betapharm increase by 20% to Rs. 2.5 billion ($59 million) in Q1 FY09 from Rs. 2.1 billion ($49 million) in Q1 FY08.
▪	Significant improvement in the supply situation resulting in higher market share:
▪	Market share volume at 2.81% in May 08 as against 2.51% for MAT Mar 08 (Source: NVI volume, May 2008)

▪	As of date, 100 products have been transferred to Dr. Reddy’s own supply chain network, out of which 14 products have been transferred to India.
o	Revenues from Rest of Europe at Rs. 341 million ($8 million) in Q1 FY09 from Rs. 456 million ($11 million) in Q1 FY08.

o	During the quarter, 6 dossiers were filed across Europe.
•	Revenues from Russia & Other CIS markets at Rs. 1.9 billion ($45 million) in Q1 FY09 as against Rs. 1.7 billion ($39 million) in Q1 FY08.
o	Revenues in Russia increase to Rs. 1.5 billion ($35 million) in Q1 FY09 as against Rs. 1.2 billion ($29 million) in Q1 FY08. YoY growth of 21% driven by key brands of Nise, Ketorol and Cetrine.
▪	Dr. Reddy’s growth rate at 23% as against the industry growth rate of 17.5%. (Source: Pharmexpert MAT Mar 08)

▪	Combined revenues from OTC & Hospital segment contributed 24% to total revenues in Q1 FY09.
•	Revenues in India increase by 9% to Rs. 2.2 billion in Q1 FY09 from Rs. 2 billion in Q1 FY08. Growth was primarily driven by key brands of Razo, Stamlo, Omez-DSR and Razo D.

o	Improvement in rank to 9th with a market share of 2.3%. (Source: ORG IMS MAT May 08)

o	Omez- D enters the Top 300 brands in India.

o	10 new products launched during the quarter, contributing Rs. 29 million in revenues.

o	New product launches in the last 36 months contribute 27% to total revenues in Q1 FY09.
Pharmaceutical Services and Active Ingredients
•	Revenues from this segment increase to Rs. 4.6 billion ($107 million) in Q1 FY09 as against Rs. 3.6 billion ($85 million) in Q1 FY08; YoY growth of 27% driven by growth in markets of North America, India and other markets
o	Revenue from the business & facility acquired from Dow Pharma at Rs. 158 million ($4 million) over two months.
Income Statement Highlights
•	Gross profit at Rs. 7.6 billion in Q1 FY09 as against Rs. 6.1 billion in Q1 FY08. Gross profit margins on total revenues at 50% as against 51% in Q1 FY08.

•	R&D investments (net) unchanged at 7% of total revenues in Q1 FY09. Gross R&D investments increase by 25% to Rs. 1,050 million in Q1 FY09 as against Rs. 837 million in Q1 FY08. During the quarter, the Company had no benefit to the R&D line item as compared to a benefit of Rs. 31 million in Q1 FY08.

•	Selling, General & Administration (SG&A) expenses increase to Rs. 4.7 billion (31% of revenues) in Q1 FY09 from Rs. 3.1 billion in Q1 FY08 (26% of revenues). SG&A expenses recorded a growth of 24% in Q1 FY09 as compared to quarterly average run rate of FY08.

•	Other expenses (net) at Rs. 10 million in Q1 FY09 as against other expenses (net) of Rs. 57 million in Q1 FY08. This is primarily on account of net interest expense of Rs. 174 million in Q1 FY09 as against net interest expense of Rs. 254 million in Q1 FY08.

•	Amortization expenses are at Rs. 391 million as compared to Rs. 351 million in Q1 FY08. The increase largely relates to amortization of intangibles in the recently acquired entities.

•	Net income at Rs. 1.3 billion (9% of total revenues) as against Rs. 1.8 billion (15% of total revenues) in Q1 FY08. This translates to a diluted EPS of Rs. 7.97 in Q1 FY09 as against Rs. 10.82 in Q1 FY08.
General Information
The following item was considered and adopted by the Board of Directors of Dr. Reddy’s Laboratories today:
•	The Board of Directors has appointed Dr. Bruce L. A. Carter as an Additional Director on the Board of the Company.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620
Notes
1. Financial discussions are on a consolidated basis as per the US GAAP.
2. Detailed analysis of the financials is available on the Company’s website at www.drreddys.com

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Hyderabad, India, July 30, 2008
Dr. Reddy’s Laboratories Limited invests in Perlecan Pharma Private Limited by acquiring shares of Joint Venture Partners
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced that it has purchased the equity holding of Citigroup Venture Capital International Mauritius Limited (CVCIML), its nominees and IDBI Trusteeship Services Limited (the merged entity after its merger with The Western India Trustee and Executor Company Limited) in Perlecan Pharma Private Limited. The Board of Directors of Dr. Reddy’s Laboratories Limited at their meeting held earlier on July 21, 2008 had approved this proposal aggregating to USD 18 Million. Consequent to this investment, Perlecan Pharma Private Limited would become a subsidiary of Dr. Reddy’s Laboratories Limited.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: August 7, 2008	By:	/s/ V. Viswanath
		Name:	V. Viswanath
		Title:	Company Secretary